   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 12, 2001
                                                   REGISTRATION NO. 333-68924

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------
                                  AMENDMENT NO. 1
                                        TO
                                     FORM S-3

                             REGISTRATION STATEMENT

                                      UNDER

                           THE SECURITIES ACT OF 1933
                           --------------------------

                                  I-MANY, INC.
             (Exact name of Registrant as specified in its charter)

           DELAWARE                       7389                 01-0524931
(State or other jurisdiction       (Primary Standard        (I.R.S. Employer
     of incorporation or               Industrial         Identification Number)
        organization)             Classification Code
                                        Number)

                               537 CONGRESS STREET
                                    5TH FLOOR
                           PORTLAND, MAINE 04101-3353
                                 (207) 774-3244
   (Address Including Zip Code, and Telephone Number, Including Area Code, of
                    Registrant's Principal Executive Offices)

                                 A. LEIGH POWELL
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                  I-MANY, INC.
                               537 CONGRESS STREET
                                    5TH FLOOR
                           PORTLAND, MAINE 04101-3353
                                 (207) 774-3244
             (Name, Address Including Zip Code and Telephone Number,
                   Including Area Code, of Agent for Service)

                           --------------------------

                                   COPIES TO:

 ROBERT G. SCHWARTZ, JR.                             JEFFREY A. STEIN, ESQ.
    VICE PRESIDENT &                                    HALE AND DORR LLP
    GENERAL COUNSEL                                      60 STATE STREET
     I-MANY, INC.                                        BOSTON, MA 02109
  511 CONGRESS STREET                               TELEPHONE: (617) 526-6000
      6TH FLOOR                                     TELECOPY:  (617) 526-5000
  PORTLAND, ME 04101
TELEPHONE: (207) 774-3244
 TELECOPY: (207) 828-0492

                           --------------------------

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date hereof.

                           --------------------------

       If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. /X/

       If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

       If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

       If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

       If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                           --------------------------

                          CALCULATION OF REGISTRATION FEE
==============================================================================
                                                       PROPOSED            PROPOSED
                                         AMOUNT        MAXIMUM             MAXIMUM               AMOUNT OF
                                         TO BE         OFFERING PRICE      AGGREGATE             REGISTRATION
TITLE OF SHARES TO BE REGISTERED         REGISTERED    PER SHARE (1)       OFFERING PRICE (1)    FEE(2)
-------------------------------------------------------------------------------------------------------------
Common Stock, $0.0001 par value per
Share                                     965,176      $3.76               $3,629,061.80         $1,102.19
=============================================================================================================

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act and based upon the average of the high and low prices on the Nasdaq National Market on September 10, 2001.

(2) Includes $519.23 previously paid in connection with the filing of this Registration Statement on September 4, 2001 and an additional $582.96 paid in connection with the registration of an additional 620,175 shares with this amendment.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDERS NAMED IN THIS PROSPECTUS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL SECURITIES, AND NEITHER WE NOR THE SELLING STOCKHOLDERS NAMED IN THIS PROSPECTUS ARE SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                SUBJECT TO COMPLETION, DATED SEPTEMBER 12, 2001.



                                  I-MANY, INC.

                         965,176 SHARES OF COMMON STOCK


       This prospectus relates to shares of our common stock that are being sold by the selling stockholders identified in this prospectus.

       We will not receive any proceeds from the sale of the shares.


       The selling stockholders identified in this prospectus, or their pledgees, donees, transferees or other successors-in-interest, may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices.


       We do not know when or in what amounts a selling stockholder may offer shares for sale. The selling stockholders may decide to not sell any or all of the shares offered by this prospectus.


       Our common stock is traded on the Nasdaq National Market under the symbol "IMNY." On September 10, 2001, the closing sale price of the common stock on Nasdaq was $3.21 per share. You are urged to obtain current market quotations for the common stock.

                      -------------------------------------


         INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 2.


                     --------------------------------------


       THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                            ------------------------


                The date of this prospectus is            , 2001.

       YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. THE SELLING STOCKHOLDERS ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK. IN THIS PROSPECTUS, "I-MANY," "WE," "US" AND "OUR" REFER TO I-MANY, INC., A DELAWARE CORPORATION.


                            ------------------------


                                TABLE OF CONTENTS

                                                                     PAGE
                                                                   --------
The Company                                                            1
Risk Factors                                                           2
Cautionary Note Regarding Forward-Looking Statements                   6
Use of Proceeds                                                        7
Selling Stockholders                                                   7
Dilution                                                               9
Plan of Distribution                                                  10
Legal Matters                                                         11
Experts                                                               11
Where You Can Find More Information                                   11
Incorporation of Certain Documents by Reference                       12

                            ------------------------

       We own or have rights to tradenames and trademarks that we use in connection with the sale of our products and services. We own the U.S. registered trademark CARS-Registered Trademark-, which is an acronym for our Contract Administration and Reporting System and the U.S. registered trademark "I-many." "I-many.com" is also our trademark. All other trademarks and service marks referenced in this prospectus are the property of their respective owners.

                                   THE COMPANY

       Our principal executive offices are located at 537 Congress Street, Portland, Maine 04101. Our telephone number at that address is (207) 774-3244. Our primary sales and marketing office is located in Edison, New Jersey. Our website is located at WWW.IMANYINC.COM. The information contained on our website is not part of this prospectus.

                                  RISK FACTORS


         ANY INVESTMENT IN OUR SHARES OF COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CONSIDER CAREFULLY THE FOLLOWING INFORMATION ABOUT THESE RISKS,TOGETHER WITH THE OTHER INFORMATION IN THIS PROSPECTUS, BEFORE YOU DECIDE TO BUY OUR COMMON STOCK. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION WOULD LIKELY SUFFER. IN THESE CIRCUMSTANCES, THE MARKET PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF THE MONEY YOU PAID TO BUY OUR COMMON STOCK.


         WE HAVE INCURRED SUBSTANTIAL LOSSES IN 1999 AND 2000 AND FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND OUR RETURN TO PROFITABILITY IS UNCERTAIN


         We incurred net losses of approximately $5.2 million in the year ended December 31, 1999, $24.2 million in the year ended December 31, 2000 and $8.7 million in the six months ended June 30, 2001, and we had an accumulated deficit at June 30, 2001 of $38.5 million. We expect to continue spending significantly, principally for sales, marketing and development expenses, and therefore we will need to grow our revenues significantly before we reach profitability. In addition, as we announced in our July 2, 2001 press release, our second quarter results were impacted by a number of factors that deferred purchases from us, and we cannot assure you that we will not continue to be affected by these factors. Although we have been profitable in certain years, we cannot assure you that we will achieve sufficient revenues to become profitable in the future. If our revenue grows more slowly than we anticipate or if our operating expenses either increase more than we expect or cannot be reduced in light of lower than expected revenue, we may not be profitable.

IT IS DIFFICULT FOR US TO PREDICT WHEN OR IF SALES WILL OCCUR AND WE OFTEN INCUR SIGNIFICANT SELLING EXPENSES IN ADVANCE OF OUR RECOGNITION OF ANY RELATED REVENUE

         Our clients view the purchase of our software applications and related professional services as a significant and strategic decision. As a result, clients carefully evaluate our software products and services. The length of this evaluation process is affected by factors such as the client's need to rapidly implement a solution and whether the client is new or is extending an existing implementation. The license of our software products may also be subject to delays if the client has lengthy internal budgeting, approval and evaluation processes which are quite common in the context of introducing large enterprise-wide tools. We may incur significant selling and marketing expenses during a client's evaluation period, including the costs of developing a full proposal and completing a rapid proof of concept or custom demonstration, before the client places an order with us. Clients may also initially purchase a limited number of licenses before expanding their implementations. Larger clients may purchase our software products as part of multiple simultaneous purchasing decisions, which may result in additional unplanned administrative processing and other delays in the recognition of our license revenues. If revenues forecasted from a significant client for a particular quarter are not realized or are delayed, as occurred in our second quarter 2001, we may experience an unplanned shortfall in revenues during that quarter. This may cause our operating results to be below the expectations of public market analysts or investors, which could cause the value of our common stock to decline.

OUR METHOD OF ACCOUNTING FOR THE COSTS WE INCURRED IN CONNECTION WITH THE DEVELOPMENT OF OUR INTERNET PORTAL IS BASED ON OUR BUSINESS MODEL, AND WE MAY INCUR A CHARGE AGAINST EARNINGS

         In accordance with generally accepted accounting principles, we have capitalized certain of our costs related to the development of imany.com, our proprietary Internet portal, and we are amortizing the capitalized costs over an estimated useful life of twenty-four months. From time to time we evaluate the value to us of the portal, and in the event that we determine that our portal no longer has sufficient value to justify the then carrying value of the capitalized costs, we would be required to write off all, or a portion of, these capitalized costs. In such an event, our results of operations for the period in which we take such a charge could be materially adversely affected. We are considering writing off all or substantially all of the capitalized costs in the third quarter of 2001.

WE HAVE TWO MANAGEMENT LOCATIONS AND OTHER FACILITIES AND AS WE CONTINUE TO GROW WE MAY EXPERIENCE DIFFICULTIES IN OPERATING FROM THESE FACILITIES

         Certain members of our management team are based at our corporate headquarters located in Portland, Maine, and other members of our management team are based at our sales office in Edison, New Jersey. In addition, as a result of our acquisitions, we have added additional facilities, including an office in London, United Kingdom and offices in Illinois and California. As we grow, the geographic distance between these offices could make it more difficult for our management and other employees to effectively communicate with each other and, as a result, could place a significant strain on our managerial, operational and financial resources. Our total revenue increased from $7.5 million in the year ended December 31, 1997 to $36.5 million in the year ended December 31, 2000, and to $28.3 million in the six months ended June 30, 2001, and the number of our employees increased from 67 as of December 31, 1997 to 402 as of June 30, 2001. To accommodate this growth, we are implementing new and upgraded operating and financial systems, procedures and controls. We may not succeed in these efforts. Our failure to expand and integrate these systems in an efficient manner could prevent us from successfully implementing our business model. If we continue to grow, we will need to recruit, train and retain a significant number of employees, particularly employees with technical, marketing and sales backgrounds. Because these individuals are in high demand, we may not be able to attract the staff we need to accommodate our expansion.

WE ARE HIGHLY DEPENDENT UPON THE HEALTHCARE INDUSTRY AND FACTORS WHICH ADVERSELY AFFECT THAT MARKET COULD ALSO ADVERSELY AFFECT US

         Most of our revenue to date has come from pharmaceutical companies and a limited number of other clients in the healthcare industry, and our future growth depends, in large part, upon increased sales to the healthcare market. In the first six months of 2001, one customer, Premier, Inc., accounted for approximately 13 percent of our total revenues. As a result, demand for our solutions could be affected by any factors which could adversely affect the demand for healthcare products which are purchased and sold pursuant to contracts managed through our solutions. The financial condition of our clients and their willingness to pay for our solutions are affected by factors which may impact the purchase and sale of healthcare products, including competitive pressures, decreasing operating margins within the industry, currency fluctuations, active geographic expansion and government regulation. The healthcare market is undergoing intense consolidation. We cannot assure you that we will not experience declines in revenue caused by mergers or consolidations among our clients and potential clients.

OUR EFFORTS TO TARGET MARKETS OTHER THAN THE HEALTHCARE MARKET HAVE NOT YET RESULTED IN SIGNIFICANT REVENUE, AND WE CANNOT BE SURE THAT OUR INITIATIVES IN THESE OTHER MARKETS WILL BE SUCCESSFUL

         As part of our growth strategy, we have acquired companies which target markets other than the healthcare market and have begun initiatives to sell our CARS software suite of products and services in markets other than the healthcare market, including the consumer packaged goods, foodservice and other industries. While we believe that the contractual purchase relationships between manufacturers and customers in these markets have similar attributes to those in the healthcare market, we cannot assure you that our assumptions are correct or that we will be successful in adapting our technology to these other markets. Although we have entered into strategic relationships with Procter & Gamble and Accenture LLP, we do not yet know how rapidly or successfully our purchase contract management software solutions will be implemented in the commercial products and other industries. In connection with our efforts in other industries, it may be necessary for us to hire additional personnel with expertise in these other markets.

OUR BUSINESS MODEL INCLUDES HOSTING OUR SOFTWARE APPLICATIONS ON BEHALF OF OUR CLIENTS AND MAINTAINING THEIR CRITICAL SALES DATA, AND IF OUR SYSTEMS FAIL OR THE DATA IS LOST OR CORRUPTED, OUR CLIENTS MAY LOSE CONFIDENCE IN US

         We offer to host our software products on our computers or on computers hosted on our behalf for access by our clients and we offer to maintain certain of our clients' critical sales data on our computers or on computers hosted on our behalf. Fire, floods, earthquakes, power loss, telecommunications failures, break-ins, human error, computer viruses, intentional acts of vandalism and similar events could damage these systems and result in loss of customer data or a loss in the ability of our clients to access the software we are hosting for their use. Our clients would lose confidence in us and could stop doing business with us if our systems were affected by any of these occurrences or if any client data were lost. Our insurance policies may not adequately compensate us for any losses that may occur due to any failures or interruptions in our systems or loss of data.

WE MAY NOT BE SUCCESSFUL IN ACQUIRING NEW TECHNOLOGIES OR BUSINESSES AND THIS COULD HINDER OUR EXPANSION EFFORTS

         We intend in the future to consider additional acquisitions of or new investments in complementary businesses, products, services or technologies. We cannot assure you that we will be able to identify appropriate acquisition or investment candidates. Even if we do identify suitable candidates, we cannot assure you that we will be able to make such acquisitions or investments on commercially acceptable terms. Furthermore, we may incur debt or issue equity securities to pay for any future acquisitions. The issuance of equity securities could be dilutive to our existing stockholders.

IF WE DO ACQUIRE NEW TECHNOLOGIES OR BUSINESSES, WE MAY HAVE DIFFICULTY INTEGRATING THOSE NEW TECHNOLOGIES OR BUSINESSES

         We have acquired Chi-Cor Information Management, Inc., Intersoft International, Inc., BCL Vision Limited and Provato, Inc., which are located in Chicago, Illinois, Cleveland, Ohio, London, United Kingdom and Oakland, California, respectively. Any other company that we acquire is likely to be distant from our headquarters in Portland, Maine and will have a culture different from ours as well as technologies, products and services that our employees will need to understand and integrate with our own. We will have to assimilate those employees, technologies and products and that effort is difficult, time-consuming and may be unsuccessful. If we are not successful, our investment in the acquired entity may be lost, and even if we are successful, the process of integrating an acquired entity may divert our attention from our core business.

IF WE DO ACQUIRE NEW TECHNOLOGIES OR BUSINESSES, OUR RESULTS OF OPERATIONS MAY BE ADVERSELY AFFECTED

         In connection with our acquisitions of ChiCor, Vintage Software, Inc., Intersoft, and BCL Vision, we have recorded $26.8 million of intangible assets, the amortization of which will adversely affect our results of operations in future periods. In addition, we recorded a $1.0 million charge during the second quarter of 2001 for a write-off of a portion of the purchase price of BCL Vision as in-process research and development. We expect to record a significant amount of goodwill and other intangibles assets and a write-off of in-process research and development in connection with our acquisition of Provato, Inc., and with respect to any future acquisition.

OUR FIXED COSTS HAVE LED, AND MAY CONTINUE TO LEAD, TO FLUCTUATIONS IN OPERATING RESULTS WHICH HAS RESULTED, AND COULD IN THE FUTURE RESULT, IN A DECLINE OF OUR STOCK PRICE

         A significant percentage of our expenses, particularly personnel costs and rent, are fixed costs and are based in part on expectations of future revenues. We may be unable to reduce spending in a timely manner to compensate for any significant fluctuations in revenues. Accordingly, shortfalls in revenues, as we experienced in the second quarter of 2001, may cause significant variations in operating results in any quarter. If our quarterly results do not meet the expectations of market analysts or investors, our stock price is likely to decline.


WE HAVE MANY COMPETITORS AND POTENTIAL COMPETITORS AND WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY


         The market for our products and services is competitive and subject to rapid change. We encounter significant competition for the sale of our contract management software from the internal information systems departments of existing and potential clients, software companies that target the contract management markets, professional services organizations and Internet-based merchants offering healthcare and other products through online catalogs. In addition, we encounter competition for our contracting portal from other Internet-based exchanges, including exchanges established by manufacturers of healthcare products. Our competitors vary in size and in the scope and breadth of products and services offered. We anticipate increased competition for market share and pressure to reduce prices and make sales concessions, which could materially and adversely affect our revenues and margins.

         Many of our existing competitors, as well as a number of potential new competitors, have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do. Such competitors may also engage in more extensive research and development, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to existing and potential employees and strategic partners. We cannot assure you that our competitors will not develop products or services that are equal or superior to our solutions or that achieve greater market acceptance than our solutions. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties. We cannot assure you that we will be able to compete successfully or that competitive pressures will not require us to make concessions that will adversely affect our revenues and our margins, or reduce the demand for our products and services.

WE RELY SIGNIFICANTLY UPON CERTAIN KEY INDIVIDUALS AND OUR BUSINESS WILL SUFFER IF WE ARE UNABLE TO RETAIN THEM

         We depend on the services of our senior management and key technical personnel. In particular, our success depends on the continued efforts of A. Leigh Powell, our Chief Executive Officer, and other key employees. The loss of the services of any key employee could have a material adverse effect on our business, financial condition and results of operations.

OUR CHARTER AND BYLAWS COULD DISCOURAGE ACQUISITION PROPOSALS, DELAY A CHANGE IN CONTROL OR PREVENT TRANSACTIONS THAT ARE IN YOUR BEST INTERESTS

         Our certificate of incorporation and bylaws state that any action that can be taken by stockholders must be done at an annual or special meeting and may not be done by written consent, and require reasonable advance notice of a stockholder proposal or director nomination. Furthermore, the chairman of the board, the president, the board of directors and the holders of at least 30% of the shares of our capital stock are the only people who may call a special meeting. The amended and restated certificate of incorporation and amended and restated bylaws also provide that members of the board of directors may only be removed by the vote of the holders of a majority of the shares entitled to vote for that director. In addition, the board of directors has the authority, without further action by the stockholders, to fix the rights and preferences of and issue 5,000,000 shares of preferred stock. These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control of management, including transactions in which you might otherwise receive a premium for your shares. In addition, these provisions may limit your ability to approve other transactions that you find to be in your best interests.

OUR STOCK PRICE IS LIKELY TO BE HIGHLY VOLATILE AND COULD DROP UNEXPECTEDLY

         The market price of our common stock has been highly volatile and may continue to fluctuate substantially. As a result, investors in our common stock may experience a decrease in the value of their shares regardless of our operating performance or prospects. In addition, the stock market has, from time to time, experienced significant price and volume fluctuations that have affected the market prices for the securities of technology companies. In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation was often brought against that company. Many technology-related companies have been subject to this type of litigation. We may also become involved in this type of litigation. Litigation is often expensive and diverts management's attention and resources.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

         This prospectus contains forward-looking statements that involve risks and uncertainties. We use words such as "believes," "intends," "expects," "anticipates," "plans," "estimates," "should," "may," "will," "scheduled" and similar expressions to identify forward-looking statements. Our forward-looking statements apply only as of the date of this prospectus. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described above under "Risk Factors" and elsewhere in this prospectus.

         Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results or to changes in our expectations, other than as required by law.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of the shares offered pursuant to this prospectus.

         The selling stockholders will pay any expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares covered by this prospectus. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, Nasdaq listing fees and fees and expenses of our counsel and our accountants.


                              SELLING STOCKHOLDERS

         We issued a portion of the shares of common stock covered by this prospectus upon our acquisition of BCL (the "BCL Acquisition"), which took place on April 9, 2001 and pursuant to the merger of Chi-Cor Information Management, Inc. ("ChiCor") with and into one of our wholly-owned subsidiaries, which took place on November 16, 2000 (the "ChiCor Merger"). We issued the rest of the shares of common stock covered by this prospectus to The Procter & Gamble Company ("Procter & Gamble") upon the exercise of a warrant (the "Warrant") granted to Procter & Gamble as consideration for entering into a strategic relationship agreement with us. The table below sets forth, to our knowledge, certain information about the selling stockholders as of August 31, 2001. Such information has been provided to us by the selling stockholders.

         We do not know when or in what amounts a selling stockholder may offer shares for sale. The selling stockholders may decide to not sell any or all of the shares offered by this prospectus. Because the selling stockholders may sell all or some of the shares offered by this prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of shares that will be held by the selling stockholders after completion of the offering. For purposes of this table, however, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholders.

         The shares offered hereby by the former BCL stockholders are being registered pursuant to the terms of the Share Purchase Agreement, dated as of April 9, 2001, among us and certain stockholders of BCL (the "BCL Purchase Agreement"). The shares represent 50% of the shares issued at the closing of the BCL Acquisition. We have agreed to file, on or after January 31, 2002, a registration statement upon request of the former BCL stockholders relating to the balance of the shares issued at the closing of the BCL Acquisition and 50% of any earn-out shares issued.

         The shares offered hereby by the former ChiCor stockholders are being registered pursuant to the terms of the Agreement and Plan of Merger and Reorganization, dated as of November 3, 2000, among us, ChiCor, certain stockholders of ChiCor and our wholly-owned subsidiary (the "ChiCor Merger Agreement"). The shares represent certain shares issued at the closing of the ChiCor Merger and certain earn-out shares issued pursuant to the ChiCor Merger Agreement that we have agreed to register upon our filing of certain registration statements.

         The shares offered hereby by Procter & Gamble are being registered pursuant to the terms of the Amended and Restated Registration Rights Agreement, dated December 30, 1999 (the "Registration Rights Agreement"), among us and the stockholders named therein. The shares represent certain shares issued to Procter & Gamble upon the exercise of the Warrant that we have agreed to register upon our filing of certain registration statements.

         Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or the SEC, and include voting or investment power with respect to shares. Shares of common stock issuable upon exercise of warrants and/or stock options that are exercisable within 60 days after August 31, 2001 are deemed outstanding for computing the percentage ownership of the person holding the warrants and/or options but are not deemed outstanding for computing the percentage ownership of any other person. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the person named below.

                                           SHARES OF COMMON                                         SHARES OF COMMON
                                       STOCK BENEFICIALLY OWNED                                 STOCK TO BE BENEFICIALLY
                                          PRIOR TO OFFERING             NUMBER OF SHARES          OWNED AFTER OFFERING
                                       -------------------------         OF COMMON STOCK        -----------------------
NAME OF SELLING STOCKHOLDER(1)           NUMBER      PERCENTAGE           BEING OFFERED          NUMBER    PERCENTAGE
-----------------                        ------      ----------         ----------------         ------    ----------
Michael Harvey Willstrop(2)(3)           322,023        *                   161,012              161,011       *
Satish R. Ganatra(2)(3)                  322,023        *                   161,012              161,011       *
James Anthony Stanley(2)(3)               45,954        *                    22,977               22,977       *
The Procter & Gamble Company             531,960      1.4%                  531,960                    0       *
Douglas Jerger(4)                          8,548        *                     8,548                    0       *
Brian Sullivan(4)                         10,621        *                    10,621                    0       *
James Montrie(4)(5)                        8,081        *                     8,081                    0       *
Richard Jones(4)(5)                        7,709        *                     7,709                    0       *
James Adams(4)(5)                            669        *                       669                    0       *
Robert Wermers(4)(5)                         628        *                       628                    0       *
Andrew Jacomet(4)(5)                         200        *                       200                    0       *
Timothy Vollman(4)(5)                     43,086        *                    43,086                    0       *
Karl F. Effgen(6)                          6,465        *                     6,465                    0       *
Effgen - Profit
    Sharing Plan(6)                        1,464        *                     1,464                    0       *
Randall H. Wilson(4)(5)                      106        *                       106                    0       *
Samuel F. Walters(4)(5)                      213        *                       213                    0       *
Jamon P. Moore(4)(5)                         106        *                       106                    0       *
Colin McGuigan(4)(5)                         213        *                       213                    0       *
John McCormick(4)(5)                         106        *                       106                    0       *

-------------------
* Less than one percent.

(1) The term "selling stockholders" includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer.

(2) Employee of I-many International Limited, one of our wholly-owned subsidiaries.

(3) For purposes of this prospectus, shares of common stock beneficially owned prior to and after the offering include shares held in escrow as of April 9, 2001 to secure indemnification obligations under the BCL Purchase Agreement.

(4) For purposes of this prospectus, shares of common stock beneficially owned prior to and after the offering include certain shares issued at the closing of the ChiCor Merger and only those earn-out shares issued on August 13, 2001. Shares do not include 42,178 aggregate shares held in escrow as of August 31, 2001 to secure indemnification obligations under the ChiCor Merger Agreement and do not include shares sold or which may be sold by the former ChiCor stockholders under our Registration Statement on Form S-1 (Registration No. 333-64976), filed with the SEC on July 12, 2001, as amended by the Post-Effective Amendment No. 1 to Form S-1 on Form S-3, filed with the SEC on August 10, 2001.

(5)      Employee of Chicor Inc., one of our wholly-owned subsidiaries.

(6) For purposes of this prospectus, shares of common stock beneficially owned prior to and after the offering include only those earn-out shares issued on August 13, 2001. Shares do not include shares sold or which may be sold by the former ChiCor stockholders under our Registration Statement on Form S-1 (Registration No. 333-64976), filed with the SEC on July 12, 2001, as amended by the Post-Effective Amendment No. 1 to Form S-1 on Form S-3, filed with the SEC on August 10, 2001.

                                    DILUTION

         This offering is for sales of stock by our existing stockholders on a continuous or delayed basis in the future. Sales of common stock by stockholders will not result in a change to our net tangible book value per share before and after the distribution of shares by the selling stockholders. There will be no change in net tangible book value per share attributable to cash payments made by purchasers of the shares being offered. Prospective investors should be aware, however, that the market price of our shares may not bear any rational relationship to net tangible book value per share.

                              PLAN OF DISTRIBUTION

       The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders. The term "selling stockholders" includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The selling stockholders may sell their shares by one or more of, or a combination of, the following methods:

       - purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

       - ordinary brokerage transactions and transactions in which the broker solicits purchasers;

       - block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

       -    an over-the-counter distribution;

       -    in privately negotiated transactions; and

       -    in options transactions.

       In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

       To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the common stock in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell the common stock short and redeliver the shares to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders may also pledge shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).

       In effecting sales, broker-dealers or agents engaged by the selling stockholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholders in amounts to be negotiated immediately prior to the sale.

       In offering the shares covered by this prospectus, the selling stockholders and any broker-dealers who execute sales for the selling stockholders may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. Any profits realized by the selling stockholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions.

         In order to comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

         We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the Nasdaq National Market pursuant to Rule 153 under the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

         At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

         We have agreed to indemnify the selling stockholders against certain liabilities, including certain liabilities under the Securities Act.

         We have agreed with the former BCL stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (i) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or could be re-offered or otherwise disposed of under Rule 144 of the Securities Act, or (ii) one year from the date this registration statement has been declared effective by the SEC.

         We have agreed with the parties to the Registration Rights Agreement to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (i) such time as all of the shares covered by the Registration Rights Agreement for which registration has been requested have been disposed of or (ii) a period of 180 days from the date this registration statement has been declared effective by the SEC.

                                  LEGAL MATTERS

         The validity of the shares of common stock offered hereby will be passed upon for us by Hale and Dorr LLP, Boston, Massachusetts.

                                     EXPERTS

         The financial statements as of December 31, 1999 and 2000, and for each of the three years in the period ended December 31, 2000 incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

                       WHERE YOU CAN FIND MORE INFORMATION

       We file reports, proxy statements and other documents with the SEC. You may read and copy any document we file at the SEC's public reference room at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. Our SEC filings are also available to you on the SEC's Internet site at http://www.sec.gov.

       This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC's Internet site.

               INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The SEC requires us to "incorporate" into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part to this prospectus. Information contained in this prospectus and information that we file with the SEC in the future and incorporate by reference in this prospectus automatically updates and supersedes previously filed information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the sale of all the shares covered by this prospectus.

(1)    Our Annual Report on Form 10-K for the year ended December 31, 2000;

(2)    Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001;

(3)    Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001;

(4)    Our Current Report on Form 8-K filed on April 24, 2001;

(5)    Our Current Report on Form 8-K filed on August 30, 2001; and

(6) The description of our common stock contained in our Registration Statement on Form 8-A filed June 23, 2000 under Section 12 of the Securities Exchange Act of 1934, including any amendment or report filed for purposes of updating such description.

         You may request a copy of these documents, which will be provided to you at no cost, by contacting:

                                  I-many, Inc.
                               537 Congress Street
                              Portland, Maine 04101
                          Attention: Ed Lawrence, Esq.
                            Telephone: (207) 774-3244
                                WWW.IMANYINC.COM

                                     PART II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

       The following table sets forth the costs and expenses incurred by the Registrant in connection with the sale of common stock being registered. All amounts are estimated except the SEC registration fee.


SEC registration fee..........................................$   1,102.19
Legal fees and expenses.......................................   10,000.00
Accounting fees and expenses..................................    5,000.00
Miscellaneous.................................................      897.81
                                                                ----------
Total.........................................................$  17,000.00
                                                                ==========


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

       Article SEVENTH of the Registrant's Amended and Restated Certificate of Incorporation provides that no director of the Registrant shall be personally liable to the Registrant or its stockholders for any monetary damages for any breach of fiduciary duty as a director, except to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breach of fiduciary duty.

       Article EIGHTH of the Registrant's Amended and Restated Certificate of Incorporation sets forth procedures for the indemnification of the officers and directors of the Registrant. Article EIGHTH further provides that the indemnification provided therein is not exclusive, and provides that in the event that the Delaware General Corporation Law is amended to expand the indemnification permitted to directors or officers the Registrant must indemnify those persons to the fullest extent permitted by such law as so amended.

       Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

       (a) Exhibits:

Exhibit No.                                 Exhibit
-----------      ------------------------------------------------------------
 4.1+            Specimen certificate for shares of common stock

 4.2+ Description of capital stock (contained in the Certificate of Incorporation previously filed)

 5.1             Opinion of Hale and Dorr LLP

23.1             Consent of Hale and Dorr LLP (included in Exhibit 5.1)

23.2             Consent of Arthur Andersen LLP

24.1++           Power of Attorney


------------------------

+ Incorporated by reference to the Registrant's Registration Statement on Form S-1, as amended (File No. 333-32346) originally filed with the SEC on March 13, 2000.

++     Previously filed.

(b)    Financial Statement Schedules.

       None.

ITEM 17. UNDERTAKINGS.

       Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

       The undersigned Registrant hereby undertakes:

       (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

              (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

              (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraph (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are incorporated by reference in this Registration Statement.

       (2) That, for the purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

       (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act

(and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                    SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Portland, Maine on September 10, 2001.

                                        I-MANY, INC.

                                        By: /s/ A. LEIGH POWELL
                                           -------------------------------------
                                           A. Leigh Powell
                                           President and Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                  SIGNATURE                    TITLE(S)                                          DATE
                  ---------                    --------                                          ----
/s/ A. LEIGH POWELL
---------------------------------              President, Chief Executive Officer        September 10, 2001
A. Leigh Powell                                and Chairman of the Board of Directors
                                               (Principal Executive Officer)

/s/ PHILIP M. ST. GERMAIN                      Chief Financial Officer, Treasurer and    September 10, 2001
---------------------------------              Director (Principal Financial and
Philip M. St. Germain                          Accounting Officer)


*/s/ WILLIAM F. DOYLE
---------------------------------              Director                                  September 10, 2001
William F. Doyle


---------------------------------              Director                                  September 10, 2001
Murray B. Low

*/s/ E. DAVID HETZ
---------------------------------              Director                                  September 10, 2001
E. David Hetz

* By: /s/ A. LEIGH POWELL
     ----------------------------
     A. Leigh Powell
     Attorney-in-fact


                                  EXHIBIT INDEX

Exhibit No.                              Exhibit
-----------      ------------------------------------------------------------
 4.1+            Specimen certificate for shares of common stock

 4.2+ Description of capital stock (contained in the Certificate of Incorporation previously filed)

 5.1             Opinion of Hale and Dorr LLP

23.1             Consent of Hale and Dorr LLP (included in Exhibit 5.1)

23.2             Consent of Arthur Andersen LLP

24.1++           Power of Attorney

------------------------

+ Incorporated by reference to the Registrant's Registration Statement on Form S-1, as amended (File No. 333-32346) originally filed with the SEC on March 13, 2000.

++     Previously filed.